EXHIBIT 12
NATIONAL FUEL GAS COMPANY
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES
UNAUDITED

	For the Twelve Months Ended	Fiscal Year Ended September 30,

	September 30, 2014	2013	2012	2011	2010

EARNINGS:
Income from Continuing Operations	$299,413	$260,001	$220,077	$258,402	$219,133
Plus Income Tax Expense	189,614	172,758	150,554	164,381	137,227
Less Investment Tax Credit (1)	(434)	(426)	(581)	(697)	(697)
(Less Income) Plus Loss from Unconsolidated Subsidiaries	(397)	204	1,442	759	(2,488)
Plus Distributions from Unconsolidated Subsidiaries	—	—	—	4,278	2,600
Plus Interest Expense on Long-Term Debt	90,194	90,273	82,002	73,567	87,190
Plus Other Interest Expense	4,083	3,838	4,238	4,554	6,756
Less Amortization of Loss on Reacquired Debt	(529)	(721)	(1,093)	(1,093)	(1,093)
Plus (Less) Allowance for Borrowed Funds Used in Construction	900	827	1,231	1,037	323
Plus (Less) Other Capitalized Interest	3,560	1,801	2,992	1,516	1,056
Plus Rentals (2)	13,700	14,204	12,958	5,003	1,707

	$600,104	$542,759	$473,820	$511,707	$451,714
FIXED CHARGES:
Interest & Amortization of Premium and Discount of Funded Debt	$90,194	$90,273	$82,002	$73,567	$87,190
Plus Other Interest Expense	4,083	3,838	4,238	4,554	6,756
Less Amortization of Loss on Reacquired Debt	(529)	(721)	(1,093)	(1,093)	(1,093)
Plus (Less) Allowance for Borrowed Funds Used in Construction	900	827	1,231	1,037	323
Plus (Less) Other Capitalized Interest	3,560	1,801	2,992	1,516	1,056
Plus Rentals (2)	13,700	14,204	12,958	5,003	1,707

	$111,908	$110,222	$102,328	$84,584	$95,939
RATIO OF EARNINGS TO FIXED CHARGES	5.36	4.92	4.63	6.05	4.71

(1)	Investment Tax Credit is included in Other Income.

(2)	Rentals shown above represent the portion of all rentals (other than delay rentals) deemed representative of the interest factor.